EXHIBIT 99.1
PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and quotaholders of PST Indústria Eletrônica da Amazônia Ltda.
We have audited the accompanying consolidated balance sheet of PST Indústria Eletrônica da Amazônia Ltda. and subsidiary as of December 31, 2005, and the related consolidated statement of income, quotaholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PST Indústria Eletrônica da Amazônia Ltda. and subsidiary at December 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.
Campinas, Brazil,
February 11, 2006
ERNST & YOUNG
Auditores Independentes S.S.
CRC2SP015199/O-6
/s/ B. Alfredo Baddini Blanc
B. Alfredo Baddini Blanc
Accountant CRC1SP126402/O-8

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2005	2004
		(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$5,314	$507
Accounts receivable, less allowance for doubtful accounts of $373 and $217, in 2005 and 2004, respectively	7,157	5,270
Inventories, net	9,037	8,871
Taxes recoverable	648	505
Related parties	120	78
Prepaid expenses and other	215	239
Deferred income taxes	615	377

Total current assets	23,106	15,847

Long-Term Assets:
Property, plant and equipment, net	6,868	5,702
Other Assets:
Deferred income taxes	608	521
Other	18	26

Total Assets	$30,600	$22,096

LIABILITIES AND QUOTAHOLDERS’ EQUITY

Current Liabilities:
Current portion of long-term debt	$1,206	$3,679
Accounts payable	3,755	2,161
Due to related parties	51	42
Dividends payable to quotaholders	2,141	—
Employee profit sharing and management bonuses	1,899	—
Accrued expenses and other	2,572	1,590

Total current liabilities	11,624	7,472

Long-Term Liabilities:
Long-term debt, net of current portion	2,082	3,824
Due to related parties	2,814	2,807
Other liabilities	1,159	640

Total long-term liabilities	6,055	7,271

Commitments and contingencies (Note 6)

Quotaholders’ Equity:
Capital, $0.399 and $0.386 par values, 7,113,128 and 4,892,368 quotas authorized and issued as of December 31, 2005 and 2004, respectively	2,837	1,886
Retained earnings	8,395	5,070
Accumulated other comprehensive income	1,689	397

Total quotaholders’ equity	12,921	7,353

Total Liabilities and Quotaholders’ Equity	$30,600	$22,096

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	For the Fiscal Years Ended
	December 31,
	2005	2004	2003
		(Unaudited)	(Unaudited)

Net Sales	$70,819	$47,807	$35,525

Costs and Expenses:
Cost of goods sold	38,700	27,445	20,836
Product design and engineering expenses	2,358	1,802	1,415
Selling, general and administrative	18,136	13,488	10,878

Operating Income	11,625	5,072	2,396

Exchange gains, net	(188)	(96)	(1,063)
Interest expense, net	857	1,263	1,122

Income Before Income Taxes	10,956	3,905	2,337

Provision for income taxes	2,330	610	369

Net Income	$8,626	$3,295	$1,968

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Fiscal Years Ended
	December 31,
	2005	2004	2003
		(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:
Net income	$8,626	$3,295	$1,968
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,247	980	767
Deferred income taxes	(197)	40	(118)
Loss on sales of property, plant and equipment	6	21	64
Changes in operating assets and liabilities-
Accounts receivable, net	(1,165)	(1,844)	457
Inventories, net	1,050	(964)	(764)
Prepaid expenses and other	(49)	404	(24)
Other assets	12	35	(40)
Accounts payable	1,297	(963)	609
Accrued expenses and other	3,097	335	427

Net cash provided by operating activities	13,924	1,339	3,346

INVESTING ACTIVITIES:
Capital expenditures	(1,749)	(1,523)	(2,338)
Proceeds from sales of property, plant and equipment	81	16	206
Business acquisitions and other	—	—	28

Net cash used by investing activities	(1,668)	(1,508)	(2,104)

FINANCING ACTIVITIES:
Borrowings of long-term debt	2,069	3,809	71
Repayments of long-term debt	(4,334)	(69)	(27)
Borrowings of short-term debt	1,186	1,931	776
Repayments of short-term debt	(4,164)	(898)	(1,666)
Decrease in amounts due to related parties	(377)	(4,941)	(1,021)
Dividends paid	(2,175)	—	—
Other equity transactions	2	79	250

Net cash used by financing activities	(7,793)	(89)	(1,617)

Effect of exchange rate changes on cash and cash equivalents	344	482	205

Net change in cash and cash equivalents	4,807	224	(170)

Cash and cash equivalents at beginning of period	507	283	453

Cash and cash equivalents at end of period	$5,314	$507	$283

Supplemental disclosure of cash flow information:
Cash paid for interest	$846	$685	$769

Cash paid for income taxes	$2,438	$258	$393

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF QUOTAHOLDERS’ EQUITY
(in thousands, except for number of quotas)

				Accumulated Other
	Number of		Retained	Comprehensive Income	Total Quotaholders’	Comprehensive
	Quotas	Capital	Earnings	(Loss)	Equity	Income
BALANCE, JANUARY 1, 2003	200,000	$119	$1,574	$—	$1,693
(Unaudited)

Net income	—	—	1,968	—	1,968	1,968
Other comprehensive income:
Currency translation adjustments	—	—	—	(1,755)	(1,755)	(1,755)

Comprehensive income						$213

BALANCE, DECEMBER 31, 2003	200,000	119	3,542	(1,755)	1,906
(Unaudited)

Net income	—	—	3,295	—	3,295	3,295
Capitalization of retained earnings	4,692,368	1,767	(1,767)	—	—
Other comprehensive income:
Currency translation adjustments	—	—	—	2,152	2,152	2,152

Comprehensive income						$5,447

BALANCE, DECEMBER 31, 2004	4,892,368	1,886	5,070	397	7,353
(Unaudited)

Net income	—	—	8,626		8,626	8,626
Capitalization of retained earnings	2,220,760	951	(951)	—	—
Dividend	—	—	(4,350)	—	(4,350)
Other comprehensive income:
Currency translation adjustments	—	—	—	1,292	1,292	1,292

Comprehensive income						$9,918

BALANCE, DECEMBER 31, 2005	7,113,128	$2,837	$8,395	$1,689	$12,921

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)
1. Organization and Nature of Business
     PST Indústria Eletrônica da Amazônia Ltda. (“PST”) is a Brazilian limited liability corporation, which specializes in the design, manufacture and sale of electronic vehicle security devices. The Company’s administrative headquarters are located in the city of Campinas, State of São Paulo, Brazil. The Company also has a branch in the city of Rio de Janeiro, which carries out customer services, and a sales branch in the city of Buenos Aires, Argentina.
     Manufacturing activities are carried out in the Company’s industrial plant established in the Manaus Free-Trade Zone and in a manufacturing unit at the Company’s facilities in the city of Campinas. Given the location of such a unit in an economic developing area, the Manaus plant has obtained the following federal and state benefits through 2013:
•	Exemption from IPI (federal excise tax) on products;

•	Suspension of import duties on imports of capital assets and reduction of the current tax rate applied to foreign raw materials;

•	Refund of up to 90.25% of the ICMS (State value-added tax) charged on product lines such as antennas, electric locks, replacement parts and printed circuit plates;

•	100% refund of the ICMS tax charged on other items for the Company’s product lines;

•	75% reduction of the income tax for amounts computed on sales of products manufactured by the Company in its Manaus unit. The related tax benefit must not be distributed to the quotaholders and may only be used to absorb losses or increase capital.
2. Summary of Significant Accounting Policies
     Basis of Presentation
     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary PST Industrial Ltda., which has no operations currently. The Company and its subsidiary are hereinafter referred to as the “Company”. Intercompany transactions and balances have been eliminated in consolidation.
     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which differ in certain respects from accounting practices applied by the Company in its statutory financial statements, which are prepared in accordance with accounting practices adopted in Brazil.
     Based on an analysis of the Company’s revenues, expenses and financial structure, management has concluded that the Company’s functional currency for its Brazilian operations is the Brazilian Real.
     The financial statements are translated into US dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income (loss). Foreign currency translations are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.
     Cash and Cash Equivalents
     The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost plus interest earned through the balance sheet date, when applicable, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying investments.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)
     Accounts Receivable and Concentrations of Credit Risk
     Revenues are principally generated from the automotive vehicle markets, which is comprised of approximately, 88% from Aftermarket customers and 12% from Original Equipment Manufacturers. The Company’s products are sold through distributors and resellers. Two customers accounted for 14% and 11%, 13% and 12% and 11% and 10% of the Company’s sales for the years ended December 31, 2005, 2004 and 2003, respectively. Trade accounts receivables are not secured by collateral.
     Inventories
     Inventories are valued at the lower of cost or market. Cost is determined at the average cost of purchase or production, which includes material, labor and overhead. Inventories consist of the following at December 31:

	2005	2004
		(Unaudited)
Raw materials	$3,983	$4,474
Work in progress	1,142	1,159
Finished goods	4,030	3,343

Total inventories	9,155	8,976
Less: provision for lower of cost or market valuation and slow-moving inventories	(118)	(105)

Total	$9,037	$8,871

     Property, Plant and Equipment
     Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2005	2004
		(Unaudited)
Land and land improvements	$632	$555
Buildings and improvements	1,810	1,466
Machinery and equipment	3,573	2,848
Computer equipment and software	1,756	1,268
Office furniture and fixtures	347	285
Tooling	3,368	2,557
Vehicles	644	371
Other	343	251

Total property, plant and equipment	12,473	9,601
Less: Accumulated depreciation	(5,605)	(3,899)

Property, plant and equipment, net	$6,868	$5,702

     Depreciation is provided by the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $1,247, $980 and $767, respectively. Depreciable lives within each property classification are as follows:

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)

Buildings and improvements	10-25 years
Machinery and equipment	10 years
Office furniture and fixtures	10 years
Tooling	3-10 years
Vehicles	5 years
Computer equipment and software	4 years
     Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is credited or charged to income.
     At December 31, 2005 and 2004, property, plant and equipment includes vehicles held under capital leasing arrangements with an aggregate cost of $405 and $98 and accumulated depreciation of $36 and $7, respectively.
     Accrued Expenses and Other Current Liabilities
     Accrued expenses and other current liabilities consist of the following at December 31:

	2005	2004
		(Unaudited)
Compensation-related obligations	$1,500	$1,082
Warranty-related obligations	502	271
Other	570	237

Total	$2,572	$1,590

     Income Taxes
     The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standard (SFAS) 109, “Accounting for Income Taxes.” Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.
     Revenue Recognition and Sales Commitments
     Revenues and expenses are recognized on the accrual basis. Revenues from sales of products are recognized when the risks and rewards of ownership have been transferred to the customers. No revenue is recognized if there are significant uncertainties regarding its realization.
     Bad Debts
     The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The company does not have collateral requirements with its customers.
     Bad debt expense for the years ended December 31, 2005, 2004 and 2003 was $123, $62 and $43, respectively.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)
     Freight expenses
     Shipping and handling costs incurred for delivering products sold are reported in selling expenses and were $1,972, $1,037 and $1,038 for the years ended December 31, 2005, 2004 and 2003, respectively.
     Warranty Reserves
     The Company’s warranty reserve is established based on the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The following is a reconciliation of the changes in the Company’s warranty reserve at December 31:

	2005	2004
		(Unaudited)
Warranty reserves at beginning of period	$309	$237
Payments made	(190)	(422)
Costs recognized for warranties issued during the period	490	247
Changes in estimates for preexisting warranties	(107)	209

Warranty reserve at end of period	$502	$271

     Product Development Expenses
     Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $2,358, $1,802 and $1,415 in 2005, 2004 and 2003, respectively.
     Financial Instruments
     Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. The carrying value of the Company’s variable rate debt approximates its fair value. Refer to Note 5 of the Company’s consolidated financial statements for fair value disclosures of the Company’s loan payable to Stoneridge, Inc.
     Accounting Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.
     Comprehensive Income
     SFAS 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income. Other comprehensive income consists of foreign currency translation adjustments. Balances of each after-tax component of accumulated other comprehensive income, as reported in the Statement of Consolidated Quotaholders’ Equity as of December 31, are as follows:

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)

	For the Fiscal Years Ended
	December 31,
	2005	2004	2003
		(Unaudited)	(Unaudited)
Net income	$8,626	$3,295	$1,968
Other comprehensive income:
Currency translation adjustments	1,292	2,152	(1,755)

Comprehensive income	$9,918	$5,447	$213

     Impairment of Assets
     The Company reviews its long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges were recorded in 2005, 2004 or 2003. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.
3. Long-Term Debt
     Long-term debt consists of the following:

	December 31,
	2005	2004
		(Unaudited)
Working capital loans	$3,019	$7,362
Leasing obligations	269	141

Total debt	3,288	7,503
Less: Current portion	(1,206)	(3,679)

Total long-term debt less current portion	$2,082	$3,824

     Working capital loans from Brazilian financial institutions are secured by promissory notes and by guarantees from two Brazilian financial institutions. The weighted average interest rate on outstanding debt obligations at December 31, 2005 and 2004 were 14.0% and 23.8%, respectively, per year.
     Future maturities of long-term debt at December 31, 2005 are as follows:

2006	$1,206
2007	1,986
2008	96
Total	$3,288

4. Income Taxes
     Under Brazilian tax law, taxes are paid monthly based on the actual or estimated monthly taxable income. Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). The applicable statutory income tax rate was 25% and the social contribution rate was 9% during the years ended December 31, 2005, 2004 and 2003, respectively. The composite tax rate was 34% for the years ended December 31, 2005, 2004 and 2003, respectively. There are no state or local income taxes in Brazil.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)
     The Company’s Manaus plant operates in an economic developing area (Free-Trade Zone) and therefore, its operating income from the production of products at that plant is exempt from federal income tax through 2013, as commented in Note 1.
     The provisions for taxes on income included in the consolidated financial statements represent Brazilian federal and other foreign income taxes. The components of income before income taxes and the provision for income taxes consist of the following:

	For the Fiscal Years Ended
	December 31,
	2005	2004	2003
		(Unaudited)	(Unaudited)
Income before income taxes:
Brazilian	$10,324	$3,633	$2,254
Other foreign	632	272	83

Total income before income taxes	$10,956	$3,905	$2,337

Income tax provision:
Current:
Brazilian federal	$2,465	$570	$487
Other foreign	63	—	—

Total current provision	2,528	570	487

Deferred:
Brazilian federal	(198)	40	(118)
Other foreign	—	—	—

Total deferred provision	(198)	40	(118)

Total Income tax provision	$2,330	$610	$369

     The reconciliation of the Company’s effective income tax rate to the statutory federal tax rate for is as follows:

	2005	2004	2003
		(Unaudited)	(Unaudited)
Brazilian federal income tax rate	34.0%	34.0%	34.0%
Earnings of foreign branch	(1.8)	(3.1)	(4.8)
Manaus free-trade zone income tax incentives	(15.3)	(19.5)	(20.0)
Other	4.4	4.2	6.6

Effective income tax rate	21.3%	15.6%	15.8%

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)
     Deferred tax assets and liabilities consisted of the following at December 31:

	2005	2004
		(Unaudited)
Deferred tax assets:
Inventory reserves	$47	$36
Provision for product warranties	171	92
Provision for loss contingencies	394	217
Product design and development costs deferred for tax purposes	179	272
Deferred revenues subject to current taxation	412	250
Other nondedutible reserve	20	31

Net deferred tax asset	$1,223	$898

5. Fair Value of Financial Instruments
     A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of their fair value because of the short maturity of these instruments. The estimated fair value of the Company’s loan payable to the related party Stoneridge, Inc. at December 31, 2005, based on internal analyses of present value discounted by a market rate to similar operations, was approximately $1,327 and the carrying value was $2,814.
     The Company does not enter into financial instruments for hedging or other purposes.
6. Commitments and Contingencies
     In the ordinary course of business, the Company is involved in various legal proceedings, principally related to tax and labor claims. Following the opinion of its legal advisors, the Company has recorded its Federal excise tax credits related to purchases of raw materials and other materials that are tax exempt, non-taxed or taxed at zero rate. The related tax credits were offset against current federal excise taxes payable and will be maintained as a provision for contingencies until the Company is judicially granted the right to recognize it. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, cash flows or the financial position of the Company.
     The Company is judicially challenging the extension of the calculation basis of its Employees’ Profit Participation Program (PIS) and Tax for Social Security Financing (COFINS) on exchange gains enacted by Brazilian Law 9,718/98. As such, these amounts may represent a legal obligation under enacted legislation. A full provision for the amounts not paid has been recorded pending a final determination from the courts on the Company’s claim.
     The recorded provisions for loss contingencies are comprised as follows at December 31, 2005 and 2004:

	2005	2004
		(Unaudited)
IPI extemporaneous credits offset	$871	$443
PIS and COFINS on exchange gains	171	133
Labor claims	117	64

Total	$1,159	$640

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 and 2003 are unaudited)
(in thousands, unless otherwise indicated)
7. Related Party Transactions
     Related party transactions with Stoneridge, Inc. for the fiscal years ended December 31 are as follows:

	2005	2004	2003
Transactions:
Commissions/Royalties	$194	$160	$115
Purchases	$6	$161	$426
     Related party balances with Stoneridge, Inc. as of December 31 are as follows:

	2005	2004	2003
Balances:
Accounts receivable	$120	$78	$145
Accounts payable	51	42	57
Loans payable	$2,814	$2,807	$7,145
     The loan payable to quotaholder Stoneridge, Inc., which holds 50% of the Company’s quotas, refers to a loan agreement entered into on March 2, 1998, whose principal was fully amortized in December 2004, representing the remaining balance related to interest accrued through the principal amortization date. Such amount, monetarily adjusted based on the US dollar exchange variation, will be paid in 24 equal monthly installments starting January 2010, with a maturity date of December 2011. The quotaholders are presently discussing the possible early repayment of the outstanding balance by December 31, 2006.
8. Quotaholders’ equity
     The payment of dividends is limited to the amount of retained earnings in the Company’s local currency financial statements prepared in accordance with accounting principles adopted in Brazil (equivalent to $8,395 and $5,070 at December 31, 2005 and 2004, respectively). Dividends are payable in Brazilian Reais and may be remitted to quotaholders abroad, provided the foreign capital is registered with the Brazilian Central Bank.